Exhibit 8.b

[LETTERHEAD OF ROBERTS & HOLLAND LLP]

(212) 903-8700

February 11, 2005

Southern Union Company

One PEI Center

Wilkes-Barre, PA 18711-0601

Ladies and Gentlemen:

We have acted as special tax counsel to Southern Union Company (the “Company”) in connection with the preparation of the prospectus supplement (to the prospectus dated June 30, 2004) dated February 7, 2005 (the “Prospectus”) with respect to the Company’s offering of 2,000,000 5.0% Equity Units.  All defined terms used but not defined herein shall have the respective meanings ascribed to them in the Prospectus.

In rendering the opinion set forth below, we have examined and are relying on the factual statements set forth in the Prospectus and on the representations set forth in the representation letter, dated of even date herewith, that you have provided to us.  We have also assumed that the Company will in fact take the actions that it has represented in paragraph 3(a) and (b) of said letter that it currently intends to take.

Based upon the foregoing, and in reliance thereon and subject to the limitations set forth herein and in the portion of the Prospectus captioned “United States Federal Income Tax Consequences,” the legal conclusions as to United States Federal income tax consequences set forth in that portion of the Prospectus are the opinion of this firm.

The opinion herein is limited to the Federal income tax laws of the United States as of the date hereof, and we express no opinion as to the effect on the matters covered by this opinion of the laws of any state (or subdivision thereof) or foreign country.  This opinion letter shall not be construed as or deemed to be a guaranty or insuring agreement.  We express no opinion on any matter other than the matters set forth in the preceding paragraph.  Any change in applicable law or in the facts or documents on which our opinion is based or any inaccuracy of the representations or assumptions on which we have relied may affect the validity of the foregoing opinion.  Our conclusion is based on the Internal Revenue Code of 1986, as amended (the “Code”) and administrative and judicial guidance and interpretations promulgated thereunder or applicable thereto, all as in effect on the date hereof or as assumed to apply as described herein.  The Code, Regulations promulgated by the Treasury Department, and interpretations of the courts and the Internal Revenue Service are subject to change at any time, and, in some circumstances, with retroactive effect.  Any such change after the date of this letter could affect our opinion herein.  This firm undertakes no obligation to update this letter in the event of a change in the legal authorities, facts, or documents on which our opinion is based or of any inaccuracy of the representations or assumptions on which we have relied in rendering this opinion.  An opinion of counsel represents only counsel’s best legal judgment and has no binding effect or official status of any kind.  No assurance can be given that contrary positions may not be taken by the Internal Revenue Service or that a court considering the issues would not hold otherwise.

We have acted as counsel solely to the Company.  We consent to the filing of this opinion as an exhibit to the Prospectus.  This opinion may not be used or relied upon by any person other than the Company.

Very truly yours,

ROBERTS & HOLLAND LLP